Mail Stop 4561

April 30, 2008

Nathan Kaup, President
Monster Offers
8937 Quintessa Cove Street
Las Vegas, NV 89148

      RE: Monster Offers
              Amendment No. 3 to Form SB-2 on Form S-1/A.
              Filed April 14, 2008
              File number 333-148686

Dear Mr. Kaup:

      We have reviewed the above-captioned filing and have the following comment.

<u>General</u>

1. As we indicated in our letter dated March 18, 2008, it appears that the spin-off of the shares of Monster Offers to the shareholders of Tropical PC is not consistent with the Division's views set forth in Staff Legal Bulletin No. 4 (CF), regarding section 5 of the Securities Act of 1933 as applied to spin-offs. It appears that Monster Offers was therefore required to register the spin-off under the Securities Act of 1933. Please revise your prospectus disclosure to further describe the Securities Act implications of the unregistered spin-off of Monster Offers shares. In addition risk factor disclosure, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, and provide appropriate disclosure in Management's Discussion and Analysis.

                                *   *   *

      Please contact Jay Ingram at (202) 551-3397 if you have any questions or require assistance. If you require further assistance please contact me at (202) 551-3462.

                             Sincerely,

                             Mark P. Shuman
                             Branch Chief – Legal

cc: Thomas C. Cook
        by telefax at: (702) 221-1963